Exhibit 99.1

Arqit Quantum Inc. Announces Financial and Operational

Results for the First Half of Fiscal Year 2024

$119,000 of revenue for the six month period ended 31 March 2024 with certain prospective deals slipping to the second half of the fiscal year

Renewal or contract extension with nine existing customers, representing revenue from small engagements with potential for larger reveneue opportunities in the future

Recent significant award notification

Additional cost reduction initiative commenced, which is expected to reduce operating costs to $1.8 million per month

Cash position of $21.3 million at the end of the period

London, UK – 20 May 2024 – Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) (“Arqit”), a leader in quantum safe encryption, today announced its operational and financial results for the six months ended 31 March 2024.

Recent Operational Highlights

●	Arqit sells Symmetric Key Agreement (“SKA”) software enabling quantum safe encryption. The company has re-branded its flagship product from QuantumCloud™ to SKA Platform™ to more precisely reflect its offering which no longer contains any hardware or quantum effects – it is a pure software tech stack which runs in the cloud.
●	During the first half of fiscal year 2024, nine existing customers renewed or increased commitments to buy Arqit software under existing contracts. All customer contracts maturing during the period were renewed or extended.
●	Several transactions that were expected to bill in the period slipped into the second half of the fiscal year. Following the end of the first half of the fiscal year, Arqit entered into several new transactions and contract expansions that are expected to result in revenue recognised during the second half of the fiscal year.
●	After the period end we were notified of the award, following a competition, of a seven figure multi-year contract with a government customer in the EMEA region, our first such contract.
●	Three new major telcos operators agreed to or launched initial test installations and several others are in planning, suggesting market adoption is now accelerating.

●	In April, Arqit announced that an integration of its software with Intel for out-of-the-box post-quantum cryptography solutions using Arqit’s SKA Platform™ running on Intel Xeon Scalable processors. Arqit believes it represents the world’s first quantum-safe, 1.89 Tb IPsec solution. The product is currently available for sale and joint commercial efforts are underway. Arqit views this as a very significant milestone and a key differentiator against competition.
●	Arqit’s TradeSecure™ offering which provides a symmetric key agreement solution for digital assets, specifically trade finance documents, announced in April 2024 additional partners to bring Arqit TradeSecure™ to market:
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Lux Kapitalmarkt Management AG (LuxAG) has entered into a partnership with Arqit and TraxPay to invest in digital negotiable instruments. This partnership will help to facilitate liquidity in the supply chain finance market.

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Vayana TradeXchange’s marketplace for global trade finance will use Arqit TradeSecure™ technology to transform international supply chains. Vayana TradeXchange is part of Vayana Group, one of India’s largest regulated networks for domestic supply chain finance.

●	Following the launch of our TradeSecure™ product with supply chain platforms and credit funds signing agreements to provide vendor financing, a number of transactions are currently under negotiation.
●	Telecom Italia Sparkle announced the successful completion of a quantum-safe VPN test, preliminary to a large-scale commercial launch. TI Sparkle is one of the largest Tier 1 Internet providers in the world. It owns and manages a network of more than 600,000 km of fibre.
●	Arqit announced one additional OEM relationship (Intel) bringing total OEM partners or relationships to three; and announced additional reseller relationships with Phalanx, Total Computers, LuxAG and Vayana TradeXchange bringing total reseller relationships to 12. Arqit also has four distributor relationships.
●	During the period, Arqit made significant progress in generating positive evaluation of its technology by major government organisations which are influential in the development and adoption of technological standards, particularly for cyber security. Arqit expects to report more fully on this in future periods.
●	During this period, Arqit announced that Arqit’s SKA Platform™ meets the National Security Agency (NSA) Commercial Solutions for Classified (CSfC) Symmetric Key Management Requirements Annex V2.0 and uses an NSA approved Key Generation Solution (KGS) to generate and manage pre-shared keys. The SKA Platform has been integrated into NIAP validated CSfC components which deliver a significant competitive advantage for national security systems. As such, there is a growing interest from OEM partners and telcos for incorporation into government contracts. Arqit is positively engaged with a number of national security and cyber agencies.

●	Arqit won two Global Mobility awards at Mobile World Congress in February 2024. The company took home the top honour in the CTO Choice: Outstanding Mobile Technology Award category, which was voted on by CTO’s across the industry, including those from the world’s major mobile phone companies. The award was for a secure 5G solution that was developed in collaboration between Arqit, Hewlett Packard Aruba and Ampliphae. The collaboration also won the award for Best Mobile Security Solution.
●	During the first half of fiscal 2024, after a comprehensive sale process failed to result in a transaction for its satellite division, Arqit discontinued its satellite construction program. All costs associated with the program have been eliminated, and assets and liabilities related to the program have been classified as discontinued operations. There is no longer any hardware element to Arqit’s activities – the company is solely focused on selling its SKA Software.
●	In April, Arqit was informed by Nasdaq that it was eligible for an additional 180 day period in order to regain compliance with Nasdaq minimum bid price requirements.
●	In May 2024, Arqit commenced a cost reduction initiative across all business functions which will include the elimination of significant headcount. These cost reduction actions have begun in accordance with local laws in each of the relevant jurisdictions. Pro forma for the cost reduction initiative, Arqit will have 81 employees as compared to 125 at the end of the reporting period. In addition, the company has undertaken actions to rationalize its office space to further reduce costs. These cost reduction initiatives are expected to result in a 40% decrease in monthly budgeted operating costs to approximately $1.8 million commencing July from previously budgeted monthly operating costs of approximately $3.0 million. As of 31 March 2024, Arqit had $21.3 million of cash and cash equivalents.
●	In December 2022, Arqit established an at-the-market equity offering program (the “ATM Program”) pursuant to which it may issue and sell ordinary shares with an aggregate offering amount of up to $50.0 million. Effective 15 April 2024, Arqit amended its ATM Program reducing the aggregate offering amount to $29.0 million. As a result, the remaining balance available for issuance, net of amounts issued in previous periods, is $17.5 million. Arqit did not issue any shares under the ATM Program during the first half of fiscal year 2024.
●	After the close of the fiscal period, $0.9 million in gross proceeds from an equity subscription from D2BW Limited, an entity controlled by Arqit’s founders, was received.

Management Commentary

There is increasing market awareness of the need for Post Quantum Cryptography by cyber security technology vendors and customers. Arqit’s technology has been selected by several important OEM partners and customers and has been well received in on-going government evaluations. Important new industry voices are amplifying the suitability of Arqit’s Symmetric Key Agreement Platform:

●	In May, Intel published a detailed white paper describing the technical merits of the integration of Arqit SKA technology with Intel processers to address the store now, decrypt later threat and launched commercial sale of the integration.
●	In May, Industrial Data Corporation, in partnership with Arqit, independently reviewed and published a research note describing the positive merits of Arqit’s products.
●	In February, the GSMA conference publisher released a paper describing the need for and suitability of Arqit’s products for the mobile phone industry.
●	In May 2022, the NSA/NIAP mandated that all providers of VPNs working under NSA Commercial Solutions for Classified accreditation must incorporate an industry standard called RFC8784 which describes a method for injecting Symmetric Keys into VPNs. Arqit believes it has the only cloud software method capable of meeting this requirement with provable security and Zero Trust Network Architecture.

Independent market research suggests that around a third of respondents are actively implementing post-quantum cryptography or are planning to do so in the next twelve months.  Although the pace of market adoption has lagged our expectations, the traction we are seeing in defence and telcos is supportive of this research.

As a result of growing market adoption and improving customer engagement, Arqit expects to begin generating more significant and consistent revenues by the end of the first half of the 2025 fiscal year.

The imperative for stronger encryption emanating from organizations such as The White House and NSA is resonating with the marketplace. The benefits of symmetric key agreement encryption versus alternative methods of enhanced encryption are being recognized as well. Increased market awareness and recognition of the efficacy of SKA are favourable to prospective demand for Arqit SKA Platform™.

Arqit’s collaboration with Intel and awarding of the CTO Choice: Outstanding Mobile Technology Award at the Mobile World Congress support our belief in the prospective demand for Arqit SKA Platform™. Initial discussion to public announcement of integration with Intel Xeon Scalable processors occurred in less than three months – which Arqit believes demonstrates belief and intent by a market leader in chip technology in the need for and the efficacy of Arqit SKA Platform™.

As previously announced, Arqit is focusing its resources on delivering its applications NetworkSecure™, TradeSecure™ and WalletSecure™. The end customers for these products are broadly governments, network operators (e.g. telcos) and financial institutions. Each end customer base is of scale and financial wherewithal. However, these organizations also are deliberate in matters of adopting new technology solutions. Our revenue generation for the first half of fiscal 2024 is not reflective of the depth and breadth of engagements which Arqit has with numerous potential end customers. Several expected upgrades to existing contracts and several expected new contracts, all meaningful to revenue growth, which were expected in the period slipped into the second half of the fiscal year.  We take comfort from the renewal of all contracts that were due to expire during the period and increased commitments by several of our existing customers.

Arqit continues to focus on minimizing its cost structure as we work toward increased revenue generation. The additional cost reduction initiatives commenced in early May reflects management’s commitment to taking necessary measures to give Arqit the runway to succeed.

Commenting, David Williams, Arqit Founder, Chairman and Chief Executive Officer said: “While revenue generation lagged our expectations, Arqit has made significant progress in the period in making new installations with government, telcos and financial services customers. Conversion of these engagements to significant revenue is our relentless focus.

We see additional opportunities for end customers to consume our product through our collaboration with Intel. We are excited about this recent development which builds upon our other OEM integrations, distribution and reseller relationships.

My conviction in the prospects for Arqit remains high. The purchase of shares by D2BW Limited, an entity I own along with my co-founder, David Bestwick, in April reflects our conviction that Arqit’s SKA Platform™ is the solution for stronger, simpler encryption.”

First Half of Fiscal Year 2024 Financial Highlights

The following is a summary of Arqit’s operating results for the six month period ended 31 March 2024. Comparison is made, where applicable, to the comparable period ended 31 March 2023.

●	Generated $119 thousand in Revenue for the first half of fiscal year 2024 as compared to $19 thousand for the comparable period in 2023.
●	Arqit generated Revenue during the period from Arqit SKA (PaaS)™, Arqit NetworkSecureTM (firewall) and professional services. Nine customers during the period increased or renewed existing contracts. All contracts due to expire during the period were renewed. No contracts were terminated. Arqit executed on three contracts for Arqit SKA (PaaS)™, four contracts for Arqit NetworkSecureTM and four contracts for professional services.
●	Arqit’s SKA Private Instance product involves the sale of an initial Integration License which allows customers to set up the platform. The full commercial use of that platform results in new revenues from the sale of end point license bundles which are then expected to become recurring after the initial Integration License period. Arqit sold two such licenses in the fiscal period ending 30 September 2023. Arqit expected to generate new Integration License sales in the period ending 31 March 2024 but these sales opportunities slipped into the second half of the fiscal year.
●	For the comparable period in 2023, Arqit SKA Platform™ Revenue totalled $19 thousand from two contracts.

●	Administrative Expenses[1] for the period were $16.8 million versus $25.4 million for the comparable period in 2023. Lower employee costs resulting from headcount reduction and attrition were the primary drivers of lower Administrative Expenses. Arqit ended the period with headcount of 125 employees versus 170 at 31 March 2023. Pro forma for cost reduction activities initiated after the close of the financial period, Arqit’s pro forma headcount will be 81. Administrative expense for the period includes a $293 thousand non-cash credit for share based compensation versus a $8.3 million non-cash charge for the comparable period in 2023.
●	Operating loss for the period was $16.6 million versus a loss of $25.4 million for the first half of fiscal year 2023. The variance in operating loss between periods primarily reflects lower Administrative Expenses resulting from cost actions.
●	Loss before tax was $16.1 million. Adjusted loss before tax was $16.1 million[2] which in management’s view reflects the underlying business performance once the non-cash change in warrant value is deducted from loss before tax. For the comparable period in fiscal year 2023, profit before tax was $12.6 million and adjusted loss before tax was $34.7m million. The variance between periods is primarily due to the change in fair value of warrants and cost actions.
●	During the six months ended March 31, 2024, Arqit determined that its satellite assets were no longer considered as “held for sale”. As a result, the satellite assets have been fully impaired, and an impairment loss was recognized as part of “loss from discontinued operations, net of tax” for the six months ended March 31, 2024.
●	Arqit ended the first half of fiscal 2024 with a cash and cash equivalents of $21.3 million versus a cash balance of $44.5 million as of Arqit’s 30 September 2023 fiscal year end.
●	During the period 4,481,825 restricted share units were granted under Arqit’s equity incentive plan. A total of 10,280,849 restricted share units and 8,004,817 options, have been granted to employees, officers and directors under the plan to date.

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Conference Call Information

Arqit will host a conference call at 11:00 a.m. ET / 8:00 a.m. PT on 20 May 2024 with the Company’s Founder, Chairman and CEO, David Williams, and CFO, Nick Pointon. A live webcast of the call will be available on the “News & Events” page of the Company’s website at ir.arqit.uk. To access the call by phone, please go to this link (registration link) and you will be provided with dial in details. To avoid delays, we encourage participants to dial into the conference call fifteen

1 Administrative expenses are equivalent to operating expenses.

2 Adjusted loss before tax is a non-IFRS measure. For a discussion of this measure, how its calculated and a reconciliation to the most comparable measure calculated in accordance with IFRS, please see “Use of Non-IFRS Financial Measures” below.

minutes ahead of the scheduled start time. A replay of the webcast will also be available for a limited time at ir.arqit.uk.

About Arqit

Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) (Arqit) supplies a unique encryption software service which makes the communications links of any networked device, cloud machine or data at rest secure against both current and future forms of attack on encryption – even from a quantum computer. Compatible with NSA CSfC Components and meeting the demands of NSA CSfC Symmetric Key Management Requirements Annexe 1.2. and RFC 8784, Arqit’s Symmetric Key Agreement Platform uses a lightweight software agent that allows end point devices to create encryption keys locally in partnership with any number of other devices. The keys are computationally secure and facilitate Zero Trust Network Access. It can create limitless volumes of keys with any group size and refresh rate and can regulate the secure entrance and exit of a device in a group. The agent is lightweight and will thus run on the smallest of end point devices. The product sits within a growing portfolio of granted patents. It also works in a standards compliant manner which does not oblige customers to make a disruptive rip and replace of their technology. Arqit is winner of two GSMA Global Mobile Awards, The Best Mobile Security Solution and The CTO Choice Award for Outstanding Mobile Technology, at Mobile World Congress 2024, recognised for groundbreaking innovation at the 2023 Institution of Engineering and Technology Awards and winner of the National Cyber Awards’ Innovation in Cyber Award and the Cyber Security Awards’ Cyber Security Software Company of the Year Award. Arqit is ISO 27001 Standard certified. www.arqit.uk

Media relations enquiries:

Arqit: pr@arqit.uk

Investor relations enquiries:

Arqit: investorrelations@arqit.uk

Gateway: arqit@gateway-grp.com

Use of Non-IFRS Financial Measures

Arqit presents adjusted loss before tax, which is a financial measure not calculated in accordance with IFRS.  Although Arqit's management uses this measure as an aid in monitoring Arqit's on-going financial performance, investors should consider adjusted loss before tax in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with IFRS. Adjusted loss before tax is defined as loss before tax excluding change in fair value of warrants, which is non-cash. There are limitations associated with the use of non-IFRS financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. There can be no assurance whether (i) items excluded from the non-IFRS financial measures will occur in the future, or (ii) there will be cash costs associated with items excluded from the non-IFRS financial measures. Arqit compensates for these limitations by using adjusted loss before tax as a supplement to IFRS loss before tax and by providing the reconciliation for adjusted loss before tax to IFRS loss before tax, as the most comparable IFRS financial measure.

IFRS and Non-IFRS loss before tax

Arqit presents its consolidated statement of comprehensive income according to IFRS and in line with SEC guidance.  Consequently, the changes in warrant values are included within that statement in arriving at loss before tax. The changes in warrant values are non-cash. After this adjustment is made to Arqit’s IFRS loss before tax of $16.1 million, Arqit’s non-IFRS adjusted loss before tax is $16.1 million, as shown in the reconciliation table below.

	Six month period ended 31 March 2024 $’000	Six month period ended 31 March 2023 $’000
Loss before tax on an IFRS basis	$(16,105)	$(21,836)
Change in fair value of warrants	$1	$(12,910)
Adjusted loss before tax	$(16,104)	$(34,746)

The change in fair value of warrants arises as IFRS requires our outstanding warrants to be carried at fair value within liabilities with the change in value from one reporting date to the next being reflected against profit or loss in the period.  It is non-cash and will cease when the warrants are exercised, are redeemed, or expire.

Other Accounting Information

As of 31 March 2024, we had $26.5 million of total liabilities, $8 thousand  of which related to our outstanding warrants, which are classified as liabilities rather than equity according to IFRS and SEC guidance.  The warrant liability amount reflected in our consolidated statement of financial position is calculated as the fair value of the warrants as of 31 March 2024.  Our liabilities other than warrant liabilities were $26.5 million, and we had total assets of $41.8 million including cash of $23.3 million.

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against the Arqit, (ii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iii) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors and changes in laws and regulations affecting Arqit’s business, (iv) the ability to implement business plans, forecasts, and other expectations, and identify and realise additional opportunities, (v) the potential inability of Arqit to successfully deliver its operational technology, (vi) the risk of interruption or failure of Arqit’s information technology and communications system, (vii) the enforceability of Arqit’s intellectual property, and (viii) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on 21 November 2023 and in subsequent filings with the SEC. While the list of factors discussed above and in the Form 20-F and other SEC filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.